Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

December 27, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549
Attn: Karina Dorin, Staff Attorney

Re:	TOP Ships Inc. Registration Statement on Form F-1 Filed November 18, 2019 File No. 333-234744
Dear Ms. Dorin:
This letter sets forth the response of TOP Ships Inc. (the “Company”) to the comment letter dated December 13, 2019 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-1 (the “Form F-1”) that was filed via EDGAR on November 18, 2019. The Company has today filed via EDGAR this letter, together with its amended Form F-1 (“Amendment No. 1”), which responds to the Staff’s comments contained in the Comment Letter.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in Amendment No. 1. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.
Registration Statement on Form F-1
Selling Shareholders, page 20
1.
It appears that you are registering the common shares, including shares underlying warrants, pursuant to a provision of the November 6, 2019 Securities Purchase Agreement. Please expand your disclosure to also quantify the number of shares outstanding prior to these transactions, the percentage of shares issued and issuable in connection with these transactions, and the number of common shares outstanding held by persons other than the selling shareholders and its affiliates, and the company and their affiliates. To the extent that any of the selling shareholders previously purchased or sold a material amount of your shares during the past three years, please revise to discuss the particulars.

In response to the Staff’s comment, Amendment No. 1 has been revised to add the requested information.
2.
Please expand your tabular disclosure or the footnotes to separately disclose the number of common shares presently owned by each selling shareholder, including any shares purchased in your registered offering on November 7, 2019, and the number of common shares underlying the warrants held by each selling shareholder. See Item 9.D of Form 20-F.

In response to the Staff’s comment, Amendment No. 1 has been revised to add the requested information.

U.S. Securities and Exchange Commission
December 27, 2019

Description of Share Capital
Shareholders’ Derivative Actions, page 27
3.
We note that your forum selection provision identifies the High Court of the Republic of the Marshall Islands as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the U.S. federal securities laws. If the provision applies to claims under the U.S. federal securities laws, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. In addition, please provide risk factor disclosure describing any risks to investors, including that there is uncertainty as to whether a court would enforce such provision, potential increased costs to bring a claim, and that these provisions can discourage claims or limit shareholders´ ability to bring a claim in a judicial forum that they find favorable.

Article XI of the Company’s By-laws provides the following:
“Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any shareholders' derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Business Corporations Act of the Republic of the Marshall Islands, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the High Court of the Republic of the Marshall Islands, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants.  Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.”
The Company does not believe this clause applies to actions arising under U.S. federal securities laws.
The forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.  In response to your comment, we have added the following risk factors to the prospectus included in Amendment No. 1.
Our By-laws provide that the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our By-laws provide that, unless the Company consents in writing to the selection of an alternative forum, the High Court of the Republic of Marshall Islands, shall be the sole and exclusive forum for (a(i) any shareholders' derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Business Corporations Act of the Republic of the Marshall Islands, or (iv) any action asserting a claim governed by the internal affairs doctrine.  This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.

U.S. Securities and Exchange Commission
December 27, 2019

The Company may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.
Our By-laws include a forum selection provision as under the section herein entitled “Description of Share Capital – Shareholders’ Derivative Actions”. However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in our By-laws to be inapplicable or unenforceable in such action. If a court were to find the forum selection provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.
If you have any questions or comments concerning this letter, please feel free to contact Evan Preponis at (212) 574-1438 or the undersigned at (212) 574-1223.

Very truly yours,

SEWARD & KISSEL, LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Evangelos J. Pistiolis
Chief Executive Officer
TOP Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str.
15124 Maroussi, Greece